bebe Stores, Inc.

400 Valley Drive . Brisbane, CA . 94005

Telephone: 415.715.3900

www.bebe.com

Larry Smith

Vice President, General Counsel

Direct Dial: 415.657.4437

Direct Fax: 415.657.4424

lsmith@bebe.com

November 12, 2009

John Reynolds, Assistant Director

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

450 Fifth Street, N.W., Mail stop 3561

Washington, D.C.  20549-3561

Re:	bebe stores, inc.
Form 10-K for fiscal year ended July 4, 2009
Filed September 17, 2009
File No. 000-24395

Dear Mr. Reynolds:

bebe stores, inc. (the “Company”) hereby files this letter to address the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) on November 6, 2009.  For ease of review, we have set forth each of the numbered comments of your letter and our responses thereto.

Management’s Discussion and Analysis, page 18

1.  Please include in future filings an “Overview” section that offer investors an introductory understanding of bebe stores or explain why one is not required.

Response:  In response to the Staff’s comment, the Company will include an “Overview” section in the Management Discussion and Analysis section in future filings.

Grants of Plan Based Awards, page 19

2.  Please explain why the Cash Incentive Plan was not included in the Grants of Plan Based Awards Table.

Response:  At the time of filing of the Company’s Proxy Statement, the Company knows the amount of the bonus payout per the cash incentive plan for the previous year (if any).  In this case, the Compensation Committee did not award any bonuses to the named executive officers in fiscal 2009.  This fact was identified and discussed in the Compensation Discussion and Analysis section (specifically in the 2009 Compensation of Named Executive Officers, Incentive Cash Compensation subsection on page 17) and subsequently identified in the Grants of Plan Based Awards table with a “-”.  However, to avoid any confusion, we will indicate in future tables the actual value of any bonus award with a real number, be it a positive number or “$0”, as the case may be, along with a footnote description as necessary.

The Company acknowledges that: (1) It is responsible for the adequacy and accuracy of the disclosures in its filings; (2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions or concerns about this matter.  I can be reached at (415) 657-4437.

Very truly yours,

/s/ Larry Smith

Larry Smith
Vice President, General Counsel
bebe stores, inc.

cc: Tad Freese, Latham & Watkins LLP